 MANAGEMENT’S DISCUSSION & ANALYSIS – 2009 THIRD QUARTER

Introduction

This MD&A has been prepared by management and reviewed and approved by the Audit Committee at November 12, 2009. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited interim consolidated financial statements of the Company and notes thereto for the quarter ended September 30, 2009. The information provided herein supplements but does not form part of the financial statements. This discussion covers the quarter and the subsequent period up to the date of this MD&A.  All dollar amounts are stated in United States dollars.

Business of the Company

The principal business of the Company is the development of the Bisha Project in Eritrea, located in northeast Africa. The Bisha Mine construction is now approximately 40% complete and is on budget.  See further details below.

Nevsun is listed for trading on both the TSX and NYSE Amex stock exchanges under the symbol NSU.

Q3 Activity and Outlook

Debt finance

The Company expects to make its first draw on its $235 million project debt package in December 2009 after satisfying the final conditions precedent related to insurances.  The debt package is a mix of senior and subordinated debt coming from seven lending institutions, backed by the governments of Germany and South Africa.  Due to the robust nature of the Bisha Project, the Company was successful in obtaining terms relatively favorable in a difficult capital markets environment.  Anticipated payback is expected to be quite short relative to mine life, depending upon the price of gold.  Cash operating costs for the gold phase are projected to be approximately $230/oz.

While the debt agreements were signed in July, first draw down has been delayed by the placement of insurances, principally held up by the German election on September 27th and the restructuring of certain ministries in late October.

Construction

Construction activities in Q3 included the commencement of erection of the CIL tanks and an acceleration of concrete foundation works along with the completion of manufacture of the grinding mills.  The mills are being packaged for shipment.  Further the Company significantly improved the management team with 5 senior managers engaged for the project development and operations functions.

Construction in the remainder of Q4 2009 will consist principally of excavation and concrete work for the plant, steel erection, including platework for the CIL tanks, shipping of the ball and SAG mills and commencement of construction of the tailings management facility.  Q1 2010 will see installation of the mills, continued excavation and concrete work, continued steel erection and platework on the CIL tanks and the beginnings of piping and other mechanical and structural activity.  Mining prestripping is expected to begin in late Q2 2010.  Photographs of the construction progress can be found on the Company web site – www.nevsun.com/properties/photo_gallery.

While the Company continues to progress construction, the delays in achieving first draw down of the debt have had an impact on the construction schedule.  Management expects operations to commence in late 2010.  With approximately one year of construction remaining it is difficult to be more precise as this is the first mine construction in the country.

The Company forecasts that the project is on budget on a cost of works completed basis and expects that it can be completed within the previously issued capex estimate of approximately $250 million. The capex estimate includes a contingency of $32 million and of the remaining $218 million; supply for approximately $123 million has either been spent, ordered or arranged.

Exploration
In November the Company completed a 2,200m infill drill program on the Harena discovery to a minimum 50m spacing to further define the shape and limits of mineralization.  Assay results are expected in January 2010.

Highlights of the Bisha Project

A description of the technical and economic highlights of the Bisha project can be found in the Company’s 2008 annual Management Discussion and Analysis and also on the Company’s website, www.nevsun.com.

Selected Quarterly Information

Selected consolidated financial information from operations for the most recent eight quarters (unaudited):

	2009 3rd	2009 2nd	2009 1st	2008 4th
Revenue	$ -	$ -	$ -	$ -
Loss from continuing operations	(1,016,411)	(1,189,209)	(1,012,937)	(4,847,622)
Loss for the period	(1,016,411)	(1,189,209)	(1,012,937)	(4,847,622)
Loss per share from continuing operations (1)	(0.01)	(0.01)	(0.01)	(0.03)
Loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.03)

	2008 3rd	2008 2nd	2008 1st	2007 4th
Revenue	$ -	$ -	$ -	$ -
Income (loss) from continuing operations	(843,221)	(849,744)	(1,120,906)	2,663,546
Income (loss) from discontinued operations	-	3,477,764	(1,502,481)	(1,705,211)
Income (loss) for the period	-	2,628,020	(2,623,387)	958,335
Income (loss) per share from continuing operations	(0.01)	(0.01)	-	0.03
Income (loss) per share from discontinued operations	-	0.03	(0.01)	(0.02)
Income (loss) per share	$ (0.01)	$ 0.02	$ (0.01)	$ (0.04)

(1)

Each line of income (loss) per share information in the table is presented as basic and diluted

When comparing the three month period ended September 30, 2009 with Q3 of the prior year, the largest variances arise from: (1) the reduction in interest income of $271,354 due to the decrease in cash and cash equivalents and (2) an increase in foreign exchange loss of $97,844 arising principally from the Company holding significant South African rand (ZAR) denominated payables and the depreciation of the US dollar against the ZAR during the quarter.  These above noted differences are offset by $182,996 in royalty income received Q3 2009 while none was received in the same period in 2008.

Liquidity and Capital Resources

The Company’s cash at September 30, 2009 was $26.8 million (December 31, 2008 – $40.7 million), prior to raising $32.8 million during late October.

The Company used $19.6 million in its operating and investing activities during Q3 2009 (2008 - $13.6 million). As of September 30, 2009, the Company had spent $95.0 million on the Bisha capital project and based on current estimates, as at September 30, 2009 required an additional $155.3 million to complete.

On July 21, 2009 the Company’s subsidiary, Bisha Mining Share Company (BMSC) arranged debt facilities totaling $235 million for the Bisha project.  Details of the debt facilities can be found in note 9 of the Company’s September 30, 2009 interim financial statements.

The Company has access to sufficient capital to complete construction of the Bisha project.

The Company has exceeded its share of the minimum project equity funding required by the debt facilities.  With the exception of the cost of the puts program, any expenditures in excess of the minimum project equity funding requirement will be refunded to the Company over the first three debt draws.  As of September 30, 2009 the refund is approximately $10 million.

ENAMCO (the Eritrean State mining company) continues to fund its share of all costs of the Bisha project, having advanced $11.9 million during Q3 2009 (2008 - $2.5 million).  ENAMCO’s cumulative advances totaled $36.3 million as at September 30, 2009.  The interest and advances will be repaid out of BMSC operating cash flow, are not callable and have no specified repayment terms.

During the quarter ENAMCO loaned Nevsun $20 million to fund additional working capital requirements.  Details of the loan can be found in note 6 of the Company’s September 30, 2009 interim financial statements.

On October 30, 2009 the Company raised Cdn $32.775 million gross proceeds in a non-brokered private placement financing of 11,500,000 common shares at Cdn $2.85 per share.

Contractual Obligations

As of September 30, 2009 the Company had unsettled purchase commitments of $24 million, all of which are due within the next fiscal year.  Of the $24 million in unsettled purchase commitments, $15 million involve purchase obligations for work already performed or contract termination amounts.

In $ millions:

Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	Over 5 years
Purchase commitments	21.0	21.0	-	-	-
Advances by minority interest	36.3	-	-	36.3	-
Loan by minority interest	24.2	1.3	15.8	7.1	-
Total Contractual Obligations		22.3	15.8	43.4	-

The Company has arranged an environmental bond to cover remediation liabilities for Bisha in the amount of $2 million at a cost of 1% per annum.  No amounts have been drawn on this bond.

The Company has not entered into any specialized financial agreements to minimize its commodity risk (except as noted in the immediately following paragraph), investment risk or currency risk. There are no off-balance sheet arrangements, except for the purchase price adjustment on the disposition of the 30% contributing interest in Bisha, acquired by ENAMCO. Refer to note 6(a) of the annual consolidated financial statements for a description of the purchase price adjustment with ENAMCO.

In connection with the debt facilities the Company is required to establish a gold price protection programme in the unlikely event that the price of gold falls below $700/oz.  The programme is a purchase of gold puts of 200,000 ounces for the first two years of production and is expected to be established in December 2009.

Outstanding Share Data

As of the date of this Management Discussion and Analysis the Company had 139,936,822 common shares issued and outstanding.

Use of Financial Instruments

To minimize risk the Company’s funds are kept in highly liquid instruments managed by independent financial managers with ultimate oversight by the Company. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income, except for other-than-temporary declines that are recorded in income. Foreign currency exposure is minimized by retaining all but a small portion of cash in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency or currencies pegged to the United States dollar.  With the access to funds from the new debt facilities, the Company will also be better able to minimize foreign currency exposure embedded in foreign currency payables.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on its property, plant and equipment and the value assigned to stock-based compensation expense. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on the Company’s financial condition or liquidity.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, described below under Risk Factors. Bearing these risks in mind, the Company has assumed historical world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on reserve reports, a feasibility study and evaluations of the same by independent engineers on the Bisha property in Eritrea. All of these assumptions are potentially subject to change, out of the Company’s control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

Changes in Internal Control Over Financial Reporting

There were no material changes to the Company’s Internal Controls Over Financial Reporting during the quarter ended September 30, 2009.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Accounting Policies

Effective January 1, 2009 the Company adopted Section 3064 Goodwill and Intangible Assets, a new accounting standard issued by the Canadian Institute of Chartered Accountants (CICA). There was no impact of the adoption of the standard.

The Canadian Accounting Standards Board has announced that International Financial Reporting Standards (IFRS) will replace Canada’s current GAAP for publicly-accountable, profit-oriented enterprises starting January 1, 2011.  Pending approval by regulatory authorities, the Company has decided to adopt IFRS on January 1, 2010, one year in advance of the date announced by the CICA.

Early adoption of IFRS will be beneficial as it will reduce complexity in the preparation and reporting of the Company’s financial information as BMSC, the Company’s material operating subsidiary, already prepares its records in accordance with IFRS. In addition, adoption of IFRS while the Bisha Mine is in development will result in fewer material differences on transition than if the Company were to adopt IFRS subsequent to the Mine commencing production.

Nevsun’s IFRS conversion plan includes accounting policy assessments, third party specialist involvement, preparation of a transitional balance sheet and assessments of its internal controls and business processes.

Accounting staff have attended in-depth IFRS training courses and Eritrean accounting staff is already preparing their records in accordance with IFRS.  A third party IFRS specialist has been engaged to assist in researching and providing documentation support for accounting policy selection.  Through IFRS specific training and third party assistance, Nevsun is confident that their transition to IFRS will be comprehensive and thorough.

Nevsun has evaluated and believes that no material changes will be made to its accounting software, chart of accounts, internal controls and its disclosure controls and processes. Management is still reviewing the quantitative impact of the accounting policy changes it expects to make.

IFRS 1 “First-time Adoption of International Financial Reporting Standards” (IFRS 1)

IFRS 1 generally requires that first-time adopters retrospectively apply all effective IFRS standards and interpretations in effect as at the reporting date. IFRS 1 also provides for certain optional exemptions and certain mandatory exceptions to this general principle. One mandatory exception relevant to Nevsun stipulates that where a subsidiary of a parent entity has previously publically reported audited financial statements which included an unreserved statement of full compliance with IFRS, the carrying amounts reported in those stand alone financial statements must be used as the basis for the subsidiaries inclusion in the consolidated transition balance sheet. Nevsun’s Eritrean subsidiaries have previously reported audited financial statements in compliance with full IFRS and therefore are excluded from applying the optional elections set out in IFRS 1 at Nevsun’s transition date. However on a consolidated basis Nevsun is not precluded from adopting accounting policies which differ from those previously applied by a subsidiary in its stand alone financial statements.  Any accounting policy differences are required to be aligned on consolidation.

Qualitative Analysis of IFRS Adoption

IFRS has many similarities with Canadian GAAP as it is based on a similar conceptual framework.  However, there are important differences with regard to recognition, measurement and disclosure.  While adoption of IFRS will not change Nevsun’s actual cash flows, it will result in changes to Nevsun’s balance sheet and statement of operations and comprehensive income.  In order to facilitate the users of the financial statements to better understand these changes, the following qualitative explanation of the significant differences between Canadian GAAP and IFRS was completed for Nevsun’s assets, liabilities, shareholders’ equity and statement of operations and other comprehensive income.

a)

Warrants

Under Canadian GAAP the Company classifies warrants it issues to purchase common shares as equity instruments.  Under IFRS, warrants issued by the Company to purchase common shares, for a fixed price stated in a currency other than the Company’s functional currency and not offered pro rata to all existing shareholders of the same class at the time of issuance, will be considered derivative financial liabilities. Such warrants will be required to be measured and recognized at fair value with changes subsequent to initial recognition charged to income.

b)

Non-controlling interest

Under Canadian GAAP the Company is prohibited from attributing losses to the non-controlling interest once the interest has been reduced to nil.  Under IFRS, the Company will be required prospectively from the transition date to allocate comprehensive losses based on their effective interest, even if this results in a deficit non-controlling interest balance.

c)

Statement of operations and retained earnings

As described above, the expected changes in accounting policies will result in adjustments to net income presented for comparative periods and retained earnings on the transitional balance sheet dated January 1, 2009.

Risk Factors

The operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry. Please refer to the Company’s 2008 Annual MD&A for some of the risk factors the Company faces.  Those risks are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. The Company’s business, financial condition and operating results could be adversely affected by the risk factors outlined in the Company’s 2008 Annual MD&A.

Forward Looking Statements

This report contains forward-looking statements that include, but are not limited to, anticipated developments on the Company’s continuing operations in Eritrea, the adequacy of the Company’s financial resources, financial projections, timing of cash draw, timing of production, future exploration programs, future support and participation of the Eritrea government, estimates of capital and operating costs, production, grades, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value, internal rates of return and payback; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

“Cliff T. Davis”

Cliff T. Davis

President & CEO

November 12, 2009